SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                            For the month of May 2007

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




         RYANAIR CALLS ON AER LINGUS TO REMOVE RIP-OFF FUEL SURCHARGES


Ryanair, Europe's largest low fares airline, today (Wednesday, 9th May 2007) called on Aer Lingus to remove its unfair fuel surcharge of EUR100 return. Today, Aer Lingus announced that it was increasing its rip-off fuel surcharge by over 40% from EUR70 to EUR100 return.

Ryanair is the only European airline to guarantee no fuel surcharges - not today, not tomorrow, not ever.

Speaking today, Ryanair's Head of Communications Peter Sherrard said:

     "Today's unjustified 40% increase in Aer Lingus' fuel surcharges further highlights the savings for consumers, which would follow if Ryanair succeeds in acquiring Aer Lingus. As Ryanair's offer document confirmed, we plan to remove these unfair and unjustified fuel surcharges as well as reducing Aer Lingus's short-haul airfares. Aer Lingus' plan is to increase fares and further raise these unfair and unjustified fuel surcharges.

     "Passengers who wish to avoid these high fares and fuel surcharges can book one of Ryanair's 10 million seats from EUR10 one-way (including taxes and charges) with a 'no fuel surcharge guarantee".

Ends.                                Wednesday, 9th May 2007

For further information:

Peter Sherrard - Ryanair             Pauline McAlester - Murray Consultants

Tel: 00 353 1 812 1228               Tel: 00 353 1 4980 300


The directors of Ryanair accept responsibility for the information contained in this announcement, save that the only responsibility accepted by the directors of Ryanair in respect of the information contained in this announcement relating to Aer Lingus and the Aer Lingus Group, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the directors of Ryanair to verify this information). To the best of the knowledge and belief of the directors of Ryanair (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  09 May, 2007

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director